UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2015.
Commission File Number 001-35307
TASMAN METALS LTD.
____________________________________________________________________________
(Translation of registrant's name into English)

#1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
_____________________________________________________________________________
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F [X]  Form 40-F [   ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S‑T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S‑T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TASMAN METALS LTD.
(Registrant)

Date: June 25, 2015	By: /s/ Nick DeMare
Nick DeMare, Chief Financial Officer

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T A S M A N   M E T A L S   L T D

Strategic Metals	Strategic Locations

News Release	June 25, 2015
TASMAN'S NORRA KARR HEAVY RARE EARTH ELEMENT PROJECT HIGHLIGHTED BY EUROPEAN COMMISSIONS "ERECON" STUDY
Vancouver, Canada – Tasman Metals Ltd. ("Tasman" or the "Company") (TSXV:TSM) (Frankfurt:T61) NYSE-MKT: TAS).  Mr Mark Saxon, President & CEO, announces the release of the final report by the European Commission (EC) into the risks and opportunities within the European rare earth element (REE) supply chain.  The report, entitled "Strengthening The European Rare Earths Supply-Chain" was completed by The European Rare Earths Competency Network (ERECON) and can be found at http://ec.europa.eu/growth/sectors/raw-materials/specific-interest/erecon/index_en.htm.
The ERECON group was commissioned by the European Parliament in 2013.  The price volatility and access restrictions experienced by consumers of REE's from 2010 to 2102 was recognized as a significant threat to Europe's mega-industries and Europe's capacity to play a role in the development and use of emerging low-carbon technologies.  ERECON brought together more than 80 experts from industry, academia and policy-making to look at ways of improving the security of Europe's REE supply.  Tasman's technical staff contributed at length to relevant working groups and the steering committee.

"We congratulate the ERECON team on the technical rigor and effort to understand the opaque supply chain of REE's" said Mark Saxon, Tasman's President and CEO. "The conclusions and policy recommendations demonstrate an understanding of the growing importance of resource security to Europe, and need for long term strategic planning.  Volatile pricing and insecure access to REE's and other raw materials threaten to undermine European competitiveness and may slow the uptake and development of priority low-carbon technologies, such as electric vehicles and offshore wind energy.  ERECON has provided Tasman with a deep European network across the entire REE sector".

The ERECON group identified significant threats to Europe as a result of the current Chinese heavy REE supply monopoly.  It was concluded that the Chinese government regards its REE resources as a national endowment of strategic importance, and will continue to capitalize on the opportunities this offers for developing high-tech industries. Whether China will be a reliable future supplier of heavy REE's was viewed as an open question, with the high environmental impact of mining very low grade clay deposits in Southern China, the prevalence of illegal production, and the lack of transparency cited as placing the REE industry outside normal supply-demand considerations.
Opportunities for primary REE production in Europe were extensively compiled and reviewed by the ERECON team, which identified two advanced stage projects.  Tasman's Norra Karr heavy REE project in Sweden is the only one on the European mainland, with the capacity to be a major supplier of the most critical REE's for decades.
A series of policy recommendations are provided by ERECON, to increase the opportunity for REE production in Europe.  Of note, "Levelling the playing field for European HREE exploration through co-funding for prefeasibility and bankable feasibility studies" is proposed as a policy option, including that "The EC and Member States should evaluate possibilities for supporting the extensive R&D necessary for pre-feasibility and bankable feasibility studies, to avoid high quality deposits in Europe simply going unexplored."
About Tasman Metals Ltd.

Tasman is a Canadian mineral exploration and development company focused on critical metals including REE's and tungsten in Scandinavia. Tasman is listed on the TSX Venture Exchange under the symbol "TSM" and the NYSE-MKT under the symbol "TAS".  REE and tungsten demand is increasing, due to the metals' unique properties that make them essential for high technology and industry.  Since over 80% of REE and tungsten supply is sourced from China, the European Commission (EC) promotes policy to develop domestic supply of critical metals to ensure the security of industry.  Tasman receives research funding from the EC.
Tasman's exploration portfolio is uniquely placed, with the capacity to deliver strategic metals from politically stable, mining friendly jurisdictions with developed infrastructure and skills.  The Company's Norra Karr and Olserum projects in Sweden are two of the most significant known heavy REE resources in the world, enriched in dysprosium, yttrium, terbium and neodymium.  The Company is now focused on the safe, sustainable and responsible development of its Scandinavian mineral portfolio.

HEAD OFFICE:	TSXV : TSM	EUROPEAN OFFICE:
Suite 1305 - 1090 West Georgia Street	NYSE MKT : TAS	Skollalen 2
Vancouver, BC V6E 3V7	www.tasmanmetals.com	BOLLNAS 821 41
CANADA	info@tasmanmetals.com	SWEDEN

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On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO	Investor Information www.tasmanmetals.com 1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7 Company Contact: Mariana Bermudez +1 (604) 685 9316 Email: info@tasmanmetals.com

The TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the NYSE - MKT nor the Frankfurt Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note to U.S. Investors Concerning Mineral Resources and Reserves. In this news release, the definition of "mineral resources" is that used by the Canadian securities administrators and conforms to the definition utilized by CIM in the "CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines" adopted on August 20, 2000 and amended December 11, 2005.

The standards employed in estimating the mineral resources referenced in this news release differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC") and the resource information reported may not be comparable to similar information reported by United States companies.  The term "resources" does not equate to "reserves" and normally may not be included in documents filed with the SEC.  "Resources" are sometimes referred to as "mineralization" or "mineral deposits."  While the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. The terms "mineral reserve," "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the CIM - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities and Exchange Commission Industry Guide 7 ("SEC Industry Guide 7") under the Securities Act of 1933. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

The estimation of measured, indicated and inferred mineral resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves.  U.S. investors are cautioned (i) not to assume that measured or indicated resources will be converted into reserves and (ii) not to assume that estimates of inferred mineral resources exist, are economically or legally minable, or will be upgraded into measured or indicated mineral resources.  It cannot be assumed that the Company will identify any viable mineral resources on its properties or that any mineral reserves, if any, can be recovered profitably, if at all. As such, information contained in this news release and the documents incorporated by reference herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by United States companies in SEC filings.

Cautionary Statements. Certain statements found in this release may constitute forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect the speaker's current views with respect to future events and financial performance and include any statement that does not directly relate to a current or historical fact. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, uncertainties related to the availability and costs of financing, the implementation of the Norra Karr preliminary feasibility study, changes in corporate goals, unexpected expenditures, unexpected geological conditions, success of future development initiatives, imprecision in resource estimates, ability to obtain necessary permits and approvals, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, changes in world metal markets, changes in equity markets, environmental and safety risks, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Forward-looking statements cannot be guaranteed and actual results may vary materially due to the uncertainties and risks, known and unknown, associated with such statements. Shareholders and other readers should not place undue reliance on "forward-looking statements," as such statements speak only as of the date of this release.